                          DEKALB GENETICS CORPORATION
                               3100 SYCAMORE ROAD
                             DEKALB, ILLINOIS 60015

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 17, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Monsanto Company ("Parent" or "Monsanto") to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of DEKALB Genetics Corporation (the "Company"). On May 8, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Parent and Corn Acquisition Corporation, a wholly owned subsidiary of Parent (the "Purchaser"), pursuant to which, among other things, Parent and the Purchaser have commenced a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares" or "Class A Common Stock") and (ii) Class B Common Stock, without par value (the "Class B Shares" or "Class B Common Stock" and, collectively with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon (as such price may be increased, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which have been previously mailed to stockholders of the Company and are filed as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission"). The Merger Agreement further provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged (the "Merger") with and into the Company with the Company continuing as the surviving corporation. As of the effective time of the Merger, each issued and outstanding Share (other than Shares owned by the Company, Parent, the Purchaser or their respective subsidiaries, which Shares will be cancelled, and other than Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive from the surviving corporation in cash the price per Share paid in the Offer.

     The Merger Agreement is more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 related to the Offer (as amended from time to time, the "Schedule 14D-9"), which was filed by the Company with the Commission on May 15, 1998 and which was mailed to stockholders of the Company with materials related to the Offer.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein amends and supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Parent and the Purchaser commenced the Offer on May 15, 1998. The Offer is currently scheduled to expire at 5:00 pm, eastern standard time, on Monday, November 30, 1998, unless Parent extends it.

                                    GENERAL

     The Class A Shares and the Class B Shares are the only classes of equity securities of the Company outstanding. Although the Class A Shares and the Class B Shares generally have the same rights with respect to dividends and other distributions by the Company, only the Class A Shares are generally entitled to vote, including in the election of the Company's directors, and each Class A Share is entitled to one vote. As of the close of business on October 30, 1998, there were outstanding (i) 4,525,324 Class A Shares, and (ii) 30,115,467 Class B Shares, of which Parent beneficially owns 10.7% and 44.2% respectively as of the date hereof, without considering shares beneficially owned by Parent pursuant to certain agreements with other stockholders of the Company (see "Security Ownership of Certain Beneficial Owners.")

     The Board of Directors currently consists of twelve directors with no vacancies and is classified into three classes of four directors each, with each director serving a three-year term and until his or her successor is duly elected and qualified.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly after the Purchaser purchases Shares pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors of the Company, rounded up to the next highest whole number, as will make the percentage of the Company's directors so designated by the Purchaser (the "Parent Designees") equal to the aggregate voting power of the Class A Shares held by Parent or any of its Subsidiaries (as defined in the Merger Agreement). In addition to the Parent Designees, two employees of Parent, Dr. Robert T. Fraley and Mr. William M. Ziegler, already serve as directors of the Company.

     However, if the Parent Designees are elected to the Board of Directors, until the Effective Time, the Board of Directors must have (i) at least three directors who were directors on the date of the Merger Agreement or were designated by a majority of the directors of the Company who were directors on the date of the Merger Agreement, in each case excluding the Investor Nominees (as defined in the Investment Agreement (as defined below)) (the "Independent Directors") and (ii) the number of Investor Nominees required by the Investment Agreement (which will be in addition to the Parent Designees); and in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers or affiliates of the Company or any of its Subsidiaries, or officers or affiliates of Parent, of any of its Subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     Following the election or appointment of the Parent Designees as described above, and prior to the Effective Time, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights thereunder, and any other consent or action by the Board of Directors with respect to the Merger Agreement (other than recommending or reconfirming the recommendation that the holders of Class A Common Stock approve and adopt the Merger Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after the election or appointment of the Parent Designees as described above), will require the concurrence of a majority of the Independent Directors and, to the extent permitted by law, no other action by the Company, including any action by any other director of the Company, will be required to approve such actions. To the fullest extent permitted by applicable law, the Company is obligated to take all actions requested by Parent which are reasonably necessary to effect the election of any Parent Designee. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Parent Designees to be elected or appointed to the Board of Directors as provided above.

     The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. To the best of Parent's knowledge, except as set forth below none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule 14D-1 or the Schedule 14D-9.

     The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Parent, unless otherwise noted. Except for Hendrik A. Verfaillie, who is a citizen of Belgium and Hugh Grant, who is a citizen of the United Kingdom, each person is a citizen of the United States, and the business address of each person listed below is c/o Monsanto Company, 800 N. Lindbergh Blvd., St. Louis, Missouri 63167.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE
-------------------------------------------------             ----
Hendrik A. Verfaillie.......................................    53
  President of Monsanto since 1997. Executive Vice President and Advisory Director of Monsanto from 1995 to 1997. Vice
  President and Advisory Director of Monsanto and President,
  The Agricultural Group of Monsanto from 1993 to 1995.
Hugh Grant..................................................    40
  Co-President, Ag Sector of Monsanto since February 1998.
  Managing Director, Asia Pacific Monsanto from 1995 to
  February 1998. Director, Global Glyphosate Strategy of
  Monsanto from 1992 to 1995. Mr. Grant and his wife are the beneficial owners of 200 shares of Class B Common Stock.
Arnold W. Donald............................................    43
  Senior Vice President of Monsanto since 1998.
  Co-President, Ag Sector of Monsanto from 1997 to 1998.
  President, Crop Protection of Monsanto from 1995 to 1997.
  Group Vice President and General Manager of Monsanto from
  1994 to 1995. Group Vice President, North America Division
  of Monsanto from 1993 to 1994. Mr. Donald serves as a
  director of Oil-Dri Corp. of America and Strategic
  Distribution, Inc.
Robert W. Reynolds..........................................    54
  Vice Chairman of Monsanto since November 1997. Vice
  President, International Operations and Development of
  Monsanto from 1994 to 1997. Vice President and Managing
  Director, Latin America World Area of Monsanto from 1992
  to 1994. Mr. Reynolds serves as a director of Babson Bros.
  Co.
Amin I. Khalifa.............................................    45
  Chief Financial Officer, Ag Sector of Monsanto since
  October 1996. Chief Financial Officer, Aetna Inc., 151
  Farmington Avenue, Hartford, Connecticut, from April 1995
  to October 1996. Business Development Manager, Pepsi Cola
  International, Cairo, Egypt, from 1993 to 1995.
James P. Tobin..............................................    42
  Director, Seeds Business Team, Ag Sector of Monsanto since
  1997. U.S. Director of Marketing and New Business
  Development, Crop Chemical Division of Monsanto during
  1996. Director, Cotton Business Team of Monsanto from 1993 to 1996.
Michael A. Morgan...........................................    48
  Director, Seeds Business Team, Ag Sector of Monsanto since
  March 1997. Chief Financial Officer, Ceregen, a unit of
  Monsanto that develops chemical, biotechnology and seed
  products for agriculture, from 1995 to 1997. Director,
  Acquisitions, Ag New Products Division of Monsanto, from
  1994 to 1995.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE
-------------------------------------------------             ----
Theodore M. Crosbie.........................................    47
  Director, Seeds Business Team, Ag Sector of Monsanto since
  February 1997. President, Modern Muzzle Loading Inc., 234
  Airport Road, Centerville, Iowa, from November 1996 to
  February 1997. Director, Worldwide Hybrid Wheat Research
  of Monsanto from June 1996 to November 1996. President and
  Chief Executive Officer, ICI Seeds Inc., 2369 330th St.,
  Slater, Iowa, from 1990 to 1995. Mr. Crosbie serves as a
  director of Kemin Industries, Inc.
Thomas B. Klevorn...........................................    42
  Director, Value Capture Team, Mergers & Acquisitions of
  Monsanto since February 1998. Business Director, Corn, Ag
  Sector of Monsanto from 1993 to February 1998.
Lincoln D. Germaine.........................................    36
  Global Business Director, Corn, Ag Sector of Monsanto
  since February 1997. Brand Manager Selective Chemistries
  from 1996 to February 1997. Business Manager Polymer
  Modifiers from 1993 to 1996.
Cheryl L. Meier.............................................    39
  Acquisition/Integration Leader of Monsanto since June
  1998. Global Brand Leader for Corn of Monsanto from 1996
  to June 1998. Strategic Planning Manager, Corn and Soybean
  Crop Biotechnology Unit of Monsanto from 1995 to 1996.
  Program Manager, U.S. Department of Defense, St. Louis,
  Missouri, from 1989 to 1995.
Derek K. Rapp...............................................    36
  Director, Mergers & Acquisitions of Monsanto since
  February 1997. Director, Commercial Partnerships &
  Alliances, Ceregen, a unit of Monsanto that develops
  chemical, biotechnology and seed products for agriculture, from April 1995 to January 1997. Director, Strategic
  Planning,
  Ag Sector of Monsanto from 1993 to 1995.
Steve R. Stetz..............................................    56
  Vice President, Mergers & Acquisitions/Licensing of
  Monsanto since October 1996. Vice President, Financial
  Planning and Analysis, Mergers & Acquisitions/Business
  Analysis of Monsanto from March 1996 to October 1996.
  Assistant Controller, Planning & Analysis & New
  Businesses -- Corporate Finance of Monsanto from April
  1995 to March 1996. Senior Director, Planning &
  Analysis -- Corporate Finance of Monsanto from 1992 to
  1995.
Barbara L. Blackford........................................    41
  Associate General Counsel and Assistant Secretary,
  Corporate Governance and Mergers & Acquisitions of
  Monsanto from November 1997. Partner, Long Aldridge &
  Norman,
  One Peachtree Center, Suite 5300, 303 Peachtree Street,
  N.E., Atlanta, Georgia, from 1993 to 1997. President,
  Secretary, Treasurer and Director of the Purchaser.

                    BOARD OF DIRECTORS AND BOARD COMMITTEES

     The business of the Company is managed by or under the direction of the Board of Directors. The Board has established several committees the principal functions of which are briefly described below. During the Company's 1998 fiscal year, the Board of Directors held eight meetings. During that period, all of the directors attended at least 75% of the meetings of the Board of Directors and of the meetings of the committees of the Board of Directors on which they served during the year. The Board of Directors has established an Executive Committee, an Audit Committee, and a Compensation Committee.

     The Executive Committee is authorized to act in lieu of the Board of Directors between meetings of the Board of Directors and recommends to the Board of Directors nominees for the Board. The Executive Committee considers suggestions for Board nominees by stockholders if such suggestions are received in writing by the Secretary of the Company on or before May 31 of each year. The Executive Committee held two meetings during the Company's 1998 fiscal year.

     The Audit Committee reviews periodically with independent auditors the performance of the services for which such auditors are engaged, including reviewing the scope of the annual audit and its results, reviewing the adequacy of the Company's internal accounting controls with management and auditors, and reviewing fees charged by the Company's independent auditors. The Audit Committee held two meetings during the Company's 1998 fiscal year.

     The Compensation Committee reviews and recommends to the Board of Directors compensation to be paid to senior officers of the Company. During the Company's 1998 fiscal year, the Compensation Committee held three meetings. Certain members of the Board of Directors serve, along with officers of the Company, on committees administering various employee benefit plans of the Company.

                           COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company or nominees of Parent pursuant to the Investment Agreement, dated as of January 31, 1996, by and between Parent and the Company (the "Investment Agreement"), are paid $14,000 annually, plus $1,000 per day for attending meetings of the Board of Directors, meetings of committees of the Board of Directors, or other meetings at the request of the Company, plus expenses for attending such meetings. An additional fee of $1,000 annually is paid to each of the Chairmen of the Executive, Audit and Compensation Committees. Parent Designees will not be compensated for services as directors of the Company but will be entitled to reimbursement of their expenses.

     Pursuant to the DEKALB Genetics Corporation Director Stock Option Plan (the "Director Plan"), directors who are not officers or employees of the Company or nominees of Monsanto pursuant to the Investment Agreement may elect to receive options to purchase shares of Class A Common Stock of the Company in lieu of cash compensation ("Director Options"). The number of shares of Class A Common Stock subject to each Director Option is equal to the nearest number of whole shares determined by dividing the amount of the Annual Retainer and Meeting Fees by 25 percent of the Fair Market Value (as defined below) of a share of Class A Common Stock on the date of the annual meeting of stockholders of the Company. For purposes of the Director Plan, the "Annual Retainer" is equal to the amount the director will be entitled to receive for serving as a director in the relevant year and the "Meeting Fees" are equal to the amounts the director will be entitled to receive for attendance at all regularly scheduled meetings of the Board of Directors or any committee of the Board of Directors of which he is a member in the relevant year. If a director does not attend such a Board of Directors or committee meeting (including non-attendance because any meeting was not held), the director will forfeit that portion of the Director Options related to the Meeting Fees for that meeting. The per share exercise price of the Class A Common Stock subject to each Director Option is 75 percent of the Fair Market Value of a share of Class A Common Stock on the date prior to the date such Director Option was granted. Under the Director Plan, the "Fair Market Value" of a share of Class A Common Stock is the last price per share at which a share of the Company's Class B Common Stock is sold in the regular way on the New York Stock Exchange on the day prior to the day each Director Option is granted, or, in the absence of any reported sales on such day, the first preceding day on which there were such sales.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The name, age, present principal occupation or employment and five-year employment history of the current directors and executive officers of the Company are set forth below. Unless otherwise noted, each person is a citizen of the United States, and the business address of each such person is c/o DEKALB Genetics Corporation, 3100 Sycamore Road, DeKalb, Illinois 60115.

                                   DIRECTORS

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE     DIRECTOR SINCE
-------------------------------------------------             ---     --------------
Dr. Charles J. Arntzen......................................  57      August 1, 1990
  Dr. Arntzen is President and Chief Executive Officer of
  the Boyce Thompson Institute for Plant Research, Inc. He
  was Manager, Plant Biotechnology Program, Institute of
  Biosciences and Technology of Texas A & M University until he assumed his present position in August 1995. He also
  serves on the University of Chicago's Board of Governors
  for the Argonne National Laboratory. Dr. Arntzen is
  Chairman of the Audit Committee.
Allan Aves..................................................  67      August 29, 1988
  Mr. Aves is a farmer and is a director of the Illinois
  Farm Bureau, the former President and a director of the
  DeKalb County Farm Bureau and the former President and
  Chairman of the Board of the American Soybean Association.
  He is a member of the Audit Committee.
Bruce P. Bickner............................................  55       June 15, 1988
  Mr. Bickner is Chairman and Chief Executive Officer of the
  Company. He is a director of Castle BancGroup, Inc. and
  NICOR Inc. Mr. Bickner is a member of the Executive
  Committee.
Dr. Robert T. Fraley........................................  45      April 16, 1996
  Dr. Fraley is Co-President, Ag Sector of Monsanto, one of
  five sectors of Monsanto specializing in Life Sciences.
  Until he assumed his present position in March 1997, he
  was President of Ceregen, a unit of Monsanto that develops chemical, biotechnology and seed products for agriculture.
  He was Group Vice President and General Manager of the New
  Products Division of Monsanto until January 1995. Dr.
  Fraley is a member of the Executive Committee.
Tod R. Hamachek.............................................  52       June 1, 1992
  Mr. Hamachek is President and Chief Executive Officer of
  Penwest Pharmaceuticals Co., a pharmaceutical company
  specializing in the development and distribution of drug
  delivery systems and inactive ingredients used to
  manufacture oral dose pharmaceutical tablets He was
  President and Chief Executive Officer of PENFORD
  Corporation until he assumed his present position in
  September 1998. He is a director of PENFORD Corporation,
  Northwest Natural Gas Company and The Seattle Times
  Company. Mr Hamachek is a member of the Compensation
  Committee.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE     DIRECTOR SINCE
-------------------------------------------------             ---     --------------
Paul H. Hatfield............................................  62     October 13, 1992
  Mr. Hatfield is Chairman of Hatfield Capital Group, a
  private investment company. He was Chairman, President and
  Chief Executive Officer of Petrolite Corporation from
  November 1995 until July 1997. He was Chairman of Hatfield
  Capital Group from February 1995 until November 1995. He
  was Vice President of Ralston Purina Company and President
  and Chief Executive Officer of Protein Technologies
  International until February 1995. He is a director of
  PENFORD Corporation and Solutia Inc. Mr. Hatfield is a
  member of the Audit Committee.
Virginia Roberts Holt.......................................  43     January 16, 1996
  Mrs. Holt was President of Charles A. Lowe & Associates,
  an audiology practice, until May 1997.
Douglas C. Roberts..........................................  46      August 29, 1988
  Mr. Roberts is a Private Investor. He held the position of
  Vice President, Strategic Projects at the Company from May
  1998 until July 1998 when he retired from the Company. He
  was Vice President, Marketing of the Company from February
  1995 until May 1998. He held the position of Director,
  U.S. Business Units of the Company's seed division until
  February 1995. Mr. Roberts is a member of the Executive
  Committee.
John T. Roberts.............................................  40       July 1, 1993
  Mr. Roberts is a Private Investor. He was Chief Financial
  Officer and Treasurer of Quest Environmental Resources
  Corporation until July 1997. Mr. Roberts is a member of
  the Compensation Committee.
Richard O. Ryan.............................................  56       June 15, 1988
  Mr. Ryan is President and Chief Operating Officer of the
  Company. Mr. Ryan is a member of the Executive Committee.
H. Blair White..............................................  71      August 29, 1988
  Mr. White is Of Counsel to Sidley & Austin, a law firm
  that provides legal services to the Company. Mr. White is
  Chairman of the Compensation Committee and of the
  Executive Committee.
William M. Ziegler..........................................  41     January 13, 1997
  Mr. Ziegler is Special Projects Director in the Ag Sector
  of Monsanto. He was Special Projects Director of Ceregen,
  a unit of Monsanto that develops chemical, biotechnology
  and seed products for agriculture until he assumed his
  present position in March 1997. He was Business Director,
  Corn and Soybeans of Ceregen until November 1996.

                               EXECUTIVE OFFICERS

                                                              AGE
                                                              ---
Bruce P. Bickner............................................  55
  Mr. Bickner is Chairman and Chief Executive Officer of the
  Company. He is a director of Castle BancGroup, Inc. and
  NICOR Inc.
Richard T. Crowder..........................................  59
  Mr. Crowder is Senior Vice President, International of the
  Company. He was Executive Vice President and General
  Manager, Armour Swift Eckridge from July 1992 until
  October 1994 when he assumed his present position.
Janis M. Felver.............................................  51
  Ms. Felver is Vice President and Chief Accounting Officer
  of the Company. She was Controller and Chief Accounting
  Officer until she assumed her present position in January
  1997. She was Assistant Controller of the Company until
  January 1995.
Catherine J. Mackey.........................................  43
  Ms. Mackey is Vice President, Research of the Company. She
  served as Director, Discovery Research of the Company
  until September 1995.

                                                              AGE
                                                              ---
John H. Pfund...............................................  51
  Mr. Pfund is Vice President, Research of the Company. He
  was Research Director of the Company until he assumed his
  present position in September 1995. He was Associate
  Director of Research of the Company until November 1994.
Richard O. Ryan.............................................  56
  Mr. Ryan is President and Chief Operating Officer of the
  Company.
John H. Witmer, Jr..........................................  58
  Mr. Witmer is Senior Vice President, General Counsel and
  Secretary of the Company.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth as of October 30, 1998 the beneficial ownership of the Class A Common Stock and Class B Common Stock (including Shares as to which a right to acquire ownership exists (e.g., through the exercise of stock options) within the meaning of Rule 13d-3(d)(1) under the Exchange Act) of each director and each Named Executive Officer (as defined below) and all directors and executive officers as a group.

                                              NUMBER OF SHARES OF CLASS A AND CLASS B COMMON STOCK
                                              BENEFICIALLY OWNED AND PERCENTAGE OF EACH SUCH CLASS
                                                     OUTSTANDING AS OF OCTOBER 30, 1998(1)
                                              ----------------------------------------------------
                                               CLASS A       PERCENTAGE      CLASS B    PERCENTAGE
                                              ---------      ----------      -------    ----------
Dr. Charles J. Arntzen(2)...................     38,985         0.854%            --         --
Allan Aves(3)...............................     82,877         1.799             --         --
Bruce P. Bickner(4).........................    365,088         7.486             --         --
Richard T. Crowder(5).......................     62,533         1.363             --         --
Dr. Robert T. Fraley(17)....................         --            --             --         --
Tod R. Hamachek(6)..........................     49,654         1.085             --         --
Paul H. Hatfield(7).........................     65,018         1.416             --         --
Virginia Roberts Holt(8)(9)(17).............  2,753,369              (16)     65,020      0.216%
Catherine J. Mackey(10).....................     41,467         0.908             --         --
Douglas C. Roberts(9)(11)(17)...............  2,753,369              (16)     71,870      0.239
John T. Roberts(9)(12)(17)..................  2,753,369              (16)     57,446      0.191
Richard O. Ryan(13).........................    209,386         4.431         25,100      0.083
H. Blair White..............................     61,942         1.369             --         --
John H. Witmer, Jr.(14).....................    123,600         2.660             --         --
William M. Ziegler(17)......................         --            --             --         --
All of the above and all other executive
  officers as a group (17 persons)(15)......  3,769,604(16)    66.566(16)    219,736      0.730

---------------
(1) The Securities and Exchange Commission defines the beneficial owner of a security as including any person who has sole or shared voting or investment power with respect to such security. Unless otherwise noted, the named individual has sole voting and investment power with respect to the shares of Class A Common Stock (voting) and sole investment power with respect to the shares of Class B Common Stock (non-voting) listed.

(2) 39,258 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(3) Includes 81,977 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(4) Includes 351,300 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998. 79,300 of such shares subject to options are held in a family limited partnership of which Mr. Bickner is the general partner and 13,988 shares of Class A Common Stock are held in the Bickner Family Foundation of which Mr. Bickner is the President.

(5) 62,533 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(6) 49,654 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(7) 65,018 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(8) The number of shares of Class A Common Stock reported represents (i) 2,671,650 shares of Class A Common Stock held pursuant to a Voting Trust Agreement of which Virginia Roberts Holt is a Voting Trustee, plus (ii) 81,719 shares of Class A Common Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to December 29, 1998 (12,950 of which shares relate to options granted to Virginia Roberts Holt). All of such shares are also reported in this table as being beneficially owned by Douglas C. Roberts and John T. Roberts. Of the 2,671,650 shares of Class A Common Stock held pursuant to the Voting Trust Agreement, 860,216 shares are represented by a Trust Certificate held by Virginia Roberts Holt. Included are 443,184 shares of Class A Common Stock which (together with 52,760 shares of Class B Common Stock) are held in trusts for the benefit of the children of Virginia Roberts Holt of which she or her spouse is the trustee. Concurrently with the execution of the Merger Agreement, the Voting Trustees, under the Voting Trust Agreement, entered into the 1998 Stockholders Agreement (as defined herein under "Certain Shareholder Agreements") with Parent pursuant to which the Voting Trustees agreed, among other things, to vote all of the shares of Class A Common Stock held of record by the Voting Trustees pursuant to the Voting Trust in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and to tender as soon as practicable all of such shares pursuant to the Offer and not to withdraw such tendered shares. Also pursuant to the 1998 Stockholders Agreement, the Voting Trustees have granted Parent an irrevocable proxy to vote such shares in favor of the Merger and against certain other actions or proposals. The provisions of such Voting Trust Agreement, the 1998 Stockholders Agreement and related agreements are described in below under "Certain Shareholder Agreements". The shares of Class B Common Stock listed above include 7,570 shares of Class B Common Stock held by her spouse.

(9) Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt are brothers and sister.

(10) 41,467 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(11) The number of shares of Class A Common Stock reported represents (i) 2,671,650 shares of Class A Common Stock held pursuant to a Voting Trust Agreement of which Douglas C. Roberts is a Voting Trustee, plus (ii) 81,719 shares of Class A Common Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to December 29, 1998 (23,933 of which shares relate to options granted to Douglas C. Roberts). All of such shares are also reported in this table as being beneficially owned by Virginia Roberts Holt and John T. Roberts. Of the 2,671,650 shares of Class A Common Stock held pursuant to the Voting Trust Agreement, 836,322 shares are represented by a Trust Certificate held by Douglas C. Roberts. Included are 135,708 shares of Class A Common Stock which (together with 19,902 shares of Class B Common Stock) are held in trusts for the benefit of the children of Douglas C. Roberts of which he or his spouse is the trustee. Concurrently with the execution of the Merger Agreement, the Voting Trustees, under the Voting Trust Agreement, entered into the 1998 Stockholders Agreement (as defined herein under "Certain Shareholder Agreements") with Parent pursuant to which the Voting Trustees agreed, among other things, to vote all of the shares of Class A Common Stock held of record by the Voting Trustees pursuant to the Voting Trust in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and to tender as soon as practicable all of such shares pursuant to the Offer and not to withdraw such tendered shares. Also pursuant to the 1998 Stockholders Agreement, the Voting Trustees have granted Parent an irrevocable proxy to vote such shares in favor of the Merger and against certain other actions or proposals. The provisions of such Voting Trust Agreement, the 1998 Stockholders Agreement and related agreements are described below in "Certain Shareholder Agreements." The shares of Class B Common Stock listed above include 3,370 shares of Class B Common Stock held by his spouse.

(12) The number of shares of Class A Common Stock reported represents (i) 2,671,650 shares of Class A Common Stock held pursuant to a Voting Trust Agreement of which John T. Roberts is a Voting Trustee, plus (ii) 81,719 shares of Class A Common Stock subject to options granted to Virginia Roberts Holt, Douglas C. Roberts or John T. Roberts which may be acquired on or prior to December 29, 1998 (44,836 of which shares relate to options granted to John T. Roberts). All of such shares are also reported in this table as being beneficially owned by Virginia Roberts Holt and Douglas C. Roberts. Of the 2,671,650 shares of Class A Common Stock held pursuant to the Voting Trust Agreement, 846,678 shares are represented by a Trust Certificate held by John T. Roberts. Included are 312,194 shares of Class A Common Stock which (together with 42,306 shares of Class B Common Stock) are held in trusts for the benefit of the children of John T. Roberts of which he or his spouse is the trustee. Concurrently with the execution of the Merger Agreement, the Voting Trustees, under the Voting Trust Agreement, entered into the 1998 Stockholders Agreement (as defined herein under "Certain Shareholder Agreements") with Parent pursuant to which the Voting Trustees agreed, among other things, to vote all of the shares of Class A Common Stock held of record by the Voting Trustees pursuant to the Voting Trust in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and to tender as soon as practicable all of such shares pursuant to the Offer and not to withdraw such tendered shares. Also pursuant to the 1998 Stockholders Agreement, the Voting Trustees have granted Parent an irrevocable proxy to vote such shares in favor of the Merger and against certain other actions or proposals. The provisions of such Voting Trust Agreement, the 1998 Stockholders Agreement and related agreements are described below in "Certain Shareholder Agreements." The shares of Class B Common Stock listed above include 7,570 shares of Class B Common Stock held by his spouse.

(13) Includes 200,267 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998. 7,200 shares of Class B Common Stock and 25,100 shares of Class B Common Stock are held in the S. Orville Ryan Family Foundation of which Mr. Ryan is the President.

(14) Includes 120,600 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(15) Includes 1,137,639 shares of Class A Common Stock subject to options which may be acquired on or prior to December 29, 1998.

(16) As shown in footnotes 8, 11 and 12 and as described below in "Certain Shareholder Agreements," Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt share voting power with respect to 2,671,650 shares of Class A Common Stock. Accordingly, such shares (which represent 59.038% of the outstanding shares of Class A Common Stock on October 30, 1998) are accounted for in this table at three different places. So that the actual impact of their ownership can be better understood, such multiple counting has been eliminated in the total number reported as beneficially owned by all directors and executive officers. The dispositive power and economic benefits of each of them with respect to such shares, as a percent of the total outstanding shares of Class A Common Stock, is Douglas C. Roberts (18.910%), John T. Roberts (19.507%) and Virginia Roberts Holt (19.240%).

(17) Messrs. Fraley and Ziegler are employees of Parent. By virtue of the 1998 Stockholders Agreement, Parent may be deemed to be the beneficial owner of 2,671,650 shares of the Class A Common Stock beneficially owned by Douglas
     C. Roberts, John T. Roberts and Virginia Roberts Holt. Parent disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt relating to options to purchase such shares. For purposes of this Information Statement, Messrs. Fraley and Ziegler expressly disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by Parent.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of October 30, 1998, the beneficial ownership of the Company's Class A Common Stock of each person known by the Company to own beneficially more than five percent of such class of securities and the percentage of all shares of Class A Common Stock that such number of shares represents.

                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                              SHARES BENEFICIALLY       CLASS A
NAME AND ADDRESS                                                   OWNED(1)          COMMON STOCK
----------------                                              -------------------    -------------
John T. Roberts
Virginia Roberts Holt
Douglas C. Roberts
Charles C. Roberts
Mary R. Roberts.............................................       2,753,369(2)         59.764%
  c/o Douglas C. Roberts
  P.O. Box 218
  Sycamore, Illinois 60178
Monsanto Company............................................       3,157,092(3)         69.763%
  800 North Lindbergh Blvd.
  St. Louis, Missouri 63167
Bruce P. Bickner............................................         365,088(4)          7.486%
  11702 Deerpath Road
  Sycamore, Illinois 60178

---------------
(1) The Securities and Exchange Commission defines the beneficial owner of a security as including any person who has sole or shared voting or investment power with respect to such security.

(2) Charles C. Roberts and Mary R. Roberts are husband and wife and are the father and mother of John T. Roberts, Virginia Roberts Holt and Douglas C. Roberts. The shares reported represent shares held pursuant to a Voting Trust Agreement of which each of them is a Voting Trustee, plus shares subject to options held by them, which shares may be acquired on or prior to December 29, 1998. See Notes 8, 11 and 12 on page 9. The provisions of such Voting Trust Agreement and related agreements are described below in "Certain Shareholder Agreements."

(3) By virtue of the 1998 Stockholders Agreement, Parent may be deemed to be the beneficial owner of 2,671,650 shares of Class A Common Stock beneficially owned by Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt. Without considering such shares, Parent beneficially owns 485,442 shares of Class A Common Stock representing 10.727% of the shares of Class A Common Stock outstanding as of October 30, 1998. Parent disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by Douglas C. Roberts, John T. Roberts and Virginia Roberts Holt relating to options to purchase such shares. The provisions of the 1998 Stockholders Agreement are described below in "Certain Shareholder Agreements."

(4) See Note 4 on page 8.

                             EXECUTIVE COMPENSATION

     The following table sets forth current and long-term compensation information for each of the last three fiscal years of the Chief Executive Officer and each of the other executive officers whose salary and bonus for the fiscal year 1998 exceeded the disclosure threshold established by the Commission (collectively, the "Named Executive Officers").

                                                                                        LONG TERM
                                                                                  COMPENSATION AWARDS &
                                                                                         PAYOUTS
                                                                              ------------------------------
                                               ANNUAL COMPENSATION             NUMBER OF
          NAME AND                    -------------------------------------   SECURITIES
     PRINCIPAL POSITION                                      OTHER ANNUAL     UNDERLYING    PERFORMANCE UNIT      ALL OTHER
     AT AUGUST 31, 1998        YEAR    SALARY     BONUS     COMPENSATION(1)   OPTIONS(2)        PAYOUTS        COMPENSATION(3)
     ------------------        ----   --------   --------   ---------------   -----------   ----------------   ---------------
Bruce P. Bickner.............  1998   $349,231   $ 67,865       $21,170         32,000         $     -0-           $43,439
Chairman and Chief             1997    328,654    341,250        17,448         30,000            93,800            65,160
  Executive Officer            1996    294,231    379,688        11,140         28,200               -0-            52,346
Richard O. Ryan..............  1998   $264,423   $ 42,750       $11,510         25,000         $     -0-           $26,089
President and Chief            1997    249,616    226,875        14,547         18,800            56,000            43,101
  Operating Officer            1996    239,423    276,094         6,836         48,000               -0-            31,103
Richard T. Crowder...........  1998   $249,039   $202,500       $ 9,770         18,000         $     -0-           $26,545
Senior Vice President,         1997    224,615    192,500        10,120         13,600            17,500            34,869
  International                1996    214,635    136,000           -0-         42,000               -0-            25,253
John H. Witmer, Jr...........  1998   $170,000   $ 20,000       $ 9,055          7,000         $     -0-           $13,371
Senior Vice President &        1997    169,809     78,375         5,200          6,000            23,800            20,621
  General Counsel              1996    164,080     77,125         1,235          6,000               -0-            15,992
Catherine J. Mackey..........  1998   $158,269   $ 40,313       $10,670         12,000         $     -0-           $10,819
Vice President, Research       1997    139,616     54,375        11,041          8,000            15,400            16,541
                               1996    129,127     65,000           -0-         18,600               -0-            12,716

---------------
(1) Other Annual Compensation for fiscal 1998 arose from the following sources:
    Taxable income for executive car participants (Mr. Bickner -- $1,671, Mr. Ryan -- $7,562, Mr. Crowder -- $8,270 and Ms. Mackey -- $6,495); personal use of company airplane (Mr. Bickner -- $11,931, Mr. Ryan -- $1,048, Mr. Witmer -- $3,705); Financial Planning (Mr. Ryan -- $4,800, Mr. Ryan -- $2,900, Mr. Crowder -- $1,500, Mr. Witmer -- $5,350 and Ms.
    Mackey -- $4,175); and reimbursement to Mr. Bickner for income taxes related to benefit plan of $2,768.

(2) No restricted stock or stock appreciation rights (SARs) were awarded to the Named Executive Officers during fiscal 1996, 1997 or 1998.

(3) All Other Compensation for fiscal 1998 arose from the following sources:
    Company contributions to the Company's Deferred Compensation Plan (Mr. Bickner -- $26,501, Mr. Ryan -- $16,565, Mr. Crowder -- $14,149, Mr.
    Witmer -- $4,419 and Ms. Mackey -- $2,632); Company contributions to the Company's Savings and Investment Plan (Mr. Bickner -- $8,000, Mr.
    Ryan -- $8,000, Mr. Crowder -- $8,000, Mr. Witmer -- $8,000 and Ms.
    Mackey -- $8,000); and reimbursement for life insurance premiums (Mr. Bickner -- $8,938, Mr. Ryan -- $1,524, Mr. Crowder -- $1,396, Mr.
    Witmer -- $952 and Ms. Mackey -- $187); and Company payment to Mr. Crowder of $3,000 for spouse international travel benefit.

                     STOCK OPTIONS DURING 1998 FISCAL YEAR

     The following table sets forth the number of shares of Class A Common Stock that were granted subject to options during fiscal year 1998 to each Named Executive Officer receiving such a grant.

                                                INDIVIDUAL GRANTS
                              ------------------------------------------------------
                              NUMBER OF     PERCENTAGE OF
                              SECURITIES    TOTAL SHARES
                              UNDERLYING     GRANTED TO      EXERCISE
                               OPTIONS      EMPLOYEES IN     PRICE PER    EXPIRATION        GRANT DATE
NAME                          GRANTED(1)     FISCAL 1998       SHARE         DATE       PRESENT VALUE(2)(3)
----                          ----------    -------------    ---------    ----------    -------------------
Bruce P. Bickner............    32,000          14.1%         $26.69       01/20/08          $547,520
Richard O. Ryan.............    25,000          11.0%         $26.69       01/20/08          $427,750
Richard T. Crowder..........    18,000           7.9%         $26.69       01/20/08          $307,980
John H. Witmer, Jr..........     7,000           3.1%         $26.69       01/20/08          $119,770
Catherine J. Mackey.........    12,000           5.3%         $26.69       01/20/08          $205,320

---------------
(1) These options to purchase Class A Common Stock of the Company were granted under the Company's Long-Term Incentive Plan (LTIP) at an exercise price of 100 percent of fair market value on the date of grant. The options are exercisable over a period of not more than ten years from the date of grant. The stock option grants were made effective January 20, 1998. Vesting is over a three-year period from the date of grant, with one-third of the options vesting on January 20, 1999, one-third vesting on January 20, 2000, and the final one-third vesting on January 20, 2001.

(2) Grant date present value is based on a Black-Scholes option pricing model adapted for use in valuing executive stock options. In calculating the grant present values set forth in the table, a factor of 40% has been assigned to the volatility of the common stock, the annual dividend assumption is $0.14 per share, the interest rate has been fixed at 8.00% and the exercise of options has been assumed to occur at the end of the actual option term of ten years. There is no assurance that these assumptions will prove to be true in the future. Consequently, the actual value, if any, an executive may realize will depend on the common stock price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(3) Upon consummation of the Offer, any options then outstanding will be cancelled in consideration for a cash payment from the Company for each such option equal to (i) the product of (a) the number of Shares subject or related to such option and (b) the excess, if any, of the Offer Price over the per Share exercise price of such option, minus (ii) all applicable federal, state and local withholding taxes. See "Employment and Severance Agreements with Certain Executive Officers -- Stock Options."

               AGGREGATED OPTION EXERCISES DURING FISCAL 1998 AND
                       FISCAL 1998 YEAR-END OPTION VALUES

     The following table sets forth the number of shares of Class A Common Stock and Class B Common Stock that were purchased pursuant to options exercised, and the number and value of shares subject to unexercised options at August 31, 1998, for each of the Named Executive Officers:

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS HELD AT            IN-THE MONEY OPTIONS
                              SHARES                        AUGUST 31, 1998(1)           AT AUGUST 31, 1998(2)
                             ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Bruce P. Bickner..........      -0-           -0-         351,294        61,406       $29,178,357    $3,780,150
Richard O. Ryan...........      -0-           -0-         200,364        53,436       $16,431,390    $3,451,930
Richard T. Crowder........      -0-           -0-          62,628        40,972       $ 4,914,098    $2,680,752
John H. Witmer, Jr........      -0-           -0-         120,600        13,000       $10,078,519    $  801,330
Catherine J. Mackey.......      -0-           -0-          41,502        23,498       $ 3,286,527    $1,503,183

---------------
(1) No employee of the Company holds any SARs relating to Class A Common Stock or Class B Common Stock.

(2) Market value of underlying securities at exercise or year-end, minus the exercise price. Market value is based on the $86.63 per share closing price on the New York Stock Exchange of the Class B Common Stock on August 31, 1998.

           ESTIMATED ANNUAL RETIREMENT BENEFITS FOR YEARS OF SERVICE

     The following table sets forth the estimated annual retirement benefits payable upon retirement pursuant to the Company's retirement plans for the indicated levels of remuneration and years of service for each Named Executive Officer.

                                                                YEARS OF SERVICE
                                                  --------------------------------------------
FINAL AVERAGE COMPENSATION                           5           10          15          20
--------------------------                        --------    --------    --------    --------
$150,000........................................  $ 22,500    $ 45,000    $ 67,500    $ 90,000
$175,000........................................  $ 26,250    $ 52,500    $ 78,750    $105,000
$200,000........................................  $ 30,000    $ 60,000    $ 90,000    $120,000
$225,000........................................  $ 33,750    $ 67,500    $101,250    $135,000
$250,000........................................  $ 37,500    $ 75,000    $112,500    $150,000
$275,000........................................  $ 41,250    $ 82,500    $123,750    $165,000
$300,000........................................  $ 45,000    $ 90,000    $135,000    $180,000
$325,000........................................  $ 48,750    $ 97,500    $146,250    $195,000
$350,000........................................  $ 52,500    $105,000    $157,500    $210,000
$375,000........................................  $ 56,250    $112,500    $168,750    $225,000
$400,000........................................  $ 60,000    $120,000    $180,000    $240,000
$425,000........................................  $ 63,750    $127,500    $191,250    $255,000
$450,000........................................  $ 67,500    $135,000    $202,500    $270,000
$475,000........................................  $ 71,250    $142,500    $213,750    $285,000
$500,000........................................  $ 75,000    $150,000    $225,000    $300,000
$525,000........................................  $ 78,750    $157,500    $236,250    $315,000
$550,000........................................  $ 82,500    $165,000    $247,500    $330,000
$575,000........................................  $ 86,250    $172,500    $258,750    $345,000
$600,000........................................  $ 90,000    $180,000    $270,000    $360,000
$625,000........................................  $ 93,750    $187,500    $281,250    $375,000
$650,000........................................  $ 97,500    $195,000    $292,500    $390,000
$675,000........................................  $101,250    $202,500    $303,750    $405,000
$700,000........................................  $105,000    $210,000    $315,000    $420,000
$725,000........................................  $108,750    $217,500    $326,250    $435,000
$750,000........................................  $112,500    $225,000    $337,500    $450,000

     The credited years of service for each of the following Named Executive Officers is:

Bruce P. Bickner............................................   20
Richard O. Ryan.............................................   16
John H. Witmer, Jr..........................................   17
Catherine J. Mackey.........................................   12

     The benefits are calculated by determining the average annualized earnings (i.e., salary and bonus) of the applicable 36 months and multiplying this by the number of years of service (up to a maximum of 20 years) times three percent. These benefits will be reduced by social security benefits, the benefit from the regular match of the defined contribution plan (starting on the date the defined benefit plan for executives was modified), qualified pension plan benefits and benefits from a profit sharing plan previously provided by the Company. The benefit table assumes that the participant will retire at age 65. If the participant retires at an earlier age, the benefit will be reduced by five percent for every year retirement takes place before age 65.

     Mr. Crowder is not eligible for the above retirement benefit. The Company has guaranteed that his annual retirement benefit starting at age 65 (from Social Security, the Company's qualified retirement plans (excluding the Company's 401(k) plan as it was in effect in September 1994) and the Company's non-qualified retirement plans) will equal or exceed an amount equal to two percent times his years of service times his average annual compensation during his last thirty-six months of employment. At August 31, 1998, Mr. Crowder's years of credited service were three.

                EMPLOYMENT AND SEVERANCE AGREEMENTS WITH CERTAIN
                               EXECUTIVE OFFICERS

     The Company has entered into written employment agreements with certain officers of the Company. Each employment agreement provides for a one-year term and is subject to successive one-year extensions unless notice of termination is given. The employment agreements provide for the following base salaries for fiscal 1999 to be paid to the executive officers: Mr. Bickner ($350,000), Mr. Ryan ($297,000), Mr. Crowder ($275,000), Mr. Witmer ($170,000), and Ms. Mackey
($172,000). Those executive officers will have Company performance-related bonus opportunities which have been set for a target bonus of $350,000; $233,000; $150,000; $93,000 and $78,000, respectively, which could be exceeded if performance merits. Each employment agreement provides that if the executive officer is terminated prior to the expiration of the term of the agreement, such executive officer will also be entitled to termination pay equal to 24 months' base salary and target bonus in the case of Messrs. Bickner, Ryan and Crowder, 27 months' base salary and target bonus in the case of Ms. Mackey, and 12 months' base salary and target bonus in the case of Mr. Witmer. Each employment agreement also specifically states that the officer will be entitled to receive Gross-Up Payments (as defined below) in respect of Excise Taxes (as defined below). For a description of Excise Taxes and the Company's policy with respect to Gross-Up Payments generally, see "Parachute Payment Reimbursement Policy" below. Messrs. Bickner, Ryan, Crowder and Ms. Mackey are subject to noncompetition limitations for periods of time equaling the length of their termination pay and are also subject to nonsolicitation limitations for a period of three years following their termination.

     Pursuant to the Merger Agreement, Parent has agreed to honor, or cause to be honored by the Company and its Subsidiaries, all employment agreements with the persons who are directors, officers and employees of the Company and its Subsidiaries.

     Severance Pay Plan. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Severance Pay Plan, which provides severance benefits for each employee, including each executive officer, of the Company and its subsidiaries (excluding seasonal and temporary employees and employees of foreign subsidiaries of the Company) whose employment is terminated by the Company without "cause" (as such term is defined in the Merger Agreement) after the consummation of the Offer. For employees of the Company who have five or more years of service with the Company, including all but one of its executive officers, such benefits include a lump sum cash payment equal to two weeks of "weekly compensation" (defined in such plan to include base salary and target bonus) for each year of service, but not more than 52, nor less than 20, weeks of weekly compensation (not less than 26 weeks in the case of employees with the title of president or vice president). For employees with fewer than five years of service, including one executive officer, such benefits include a lump sum cash payment equal to 16 weeks of weekly compensation (26 weeks in the case of employees with titles of president or vice president). Each of the Named Executive Officers has a title of president or vice president. In addition to such lump sum cash payment, each covered employee would be entitled to four weeks notice prior to any such termination of employment and to receive outplacement services commensurate with such employee's position. Such plan also provides that it may not be amended for a period of 12 months following consummation of the Offer.

     Parachute Payment Reimbursement Policy. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Policy and Procedure Regarding Reimbursement of Employees for Parachute Payment Taxes and Expenses. Such policy and procedure provides that in the event it is determined that any payment or distribution by, or any other amount resulting from, compensation, benefits or any other remuneration provided by, the Company, the Surviving Corporation or any of their subsidiaries to or for the benefit of any employee or former employee of the Company or any of its subsidiaries (which would include any person employed immediately before the consummation of the Offer) (a "Payment") is or will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties or expenses (including any attorneys fees or other professional expenses incurred in challenging the application of any such tax) are incurred by such person with respect to such excise tax (such excise tax, together with any such interest and penalties and expenses, are hereinafter collectively referred to as the "Excise Tax"), then such person shall be entitled to receive from the Company or the Surviving Corporation, an additional payment (a "Gross-Up Payment") in an amount such that after payment by such person of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, such person retains an amount of the Gross-Up Payment equal to the expenses and the Excise Tax imposed upon the Payments.

     Special Contribution to Certain Retirement Plans. On May 5, 1998, the Board of Directors approved amendments to the DEKALB Genetics Corporation Savings and Investment Plan (the "401(k) Plan") and to the DEKALB Genetics Corporation Deferred Compensation Plan (the "Deferred Compensation Plan"). The effect of such amendments, among other things, is that the Company will make a special contribution to the account of each employee of the Company, including each of its executive officers, who is eligible to participant in the 401(k) Plan on the date of the consummation of the Offer and on the date which is 120 days following the consummation of the Offer or whose employment is terminated by the Company without "cause" (as defined in the Merger Agreement) during such 120-day period. Each credit will be made to the employee's 401(k) Plan account to the extent permitted by the 401(k) Plan and applicable regulations and to the extent not permitted thereby will, in the case of certain management and highly compensated employees, be made to the Deferred Compensation Plan. The amount of each credit will be equal to two percent of the employee's "compensation" (defined in the 401(k) Plan to include, among other things, base salary and bonus) for the plan year in which such 120-day anniversary of the consummation of the Offer or such earlier termination occurs and, to the extent that such employee was not employed by the Company for such entire plan year, such credit will be equal to two percent of the compensation that the employee would have earned had such employee been employed by the Company for such entire plan year, subject, in the case of the 401(k) Plan, to the terms thereof and applicable regulations.

     Stock Options. The Long-Term Incentive Plan Administrative Committee of the Board of Directors has taken action in accordance with the terms of the DEKALB Genetics Corporation Long-Term Incentive Plan to accelerate the exercisability of options granted thereunder which are not yet exercisable, including options granted to executive officers of the Company, so that all such options will be exercisable immediately prior to the consummation of the Offer. In addition, the Board of Directors has taken action to provide that, upon consummation of the Offer, all unexercised options granted under such plan and all unexercised options granted to directors under the DEKALB Genetics Corporation Director Stock Option Plan, including options granted to directors thereunder which are unexercisable at that time, will be cancelled in consideration for a cash payment from the Company for each such option equal to
(i) the product of (a) the number of Shares subject or related to such option and (b) the excess of the Offer Price over the per Share exercise price of such option, minus (ii) all applicable federal, state and local withholding taxes.

     Vesting of Benefits. On May 5, 1998, the Board of Directors approved amendments to the DEKALB Genetics Corporation Pension Plan (the "Pension Plan"), the DEKALB Genetics Corporation Executive Retirement Plan (the "Executive Retirement Plan"), the 401(k) Plan and the Deferred Compensation Plan which provide, among other things, that the employees, including the executive officers, of the Company participating in such plans will become fully vested in their benefits thereunder. Such vesting will occur under the Pension Plan, the Executive Retirement Plan and the Deferred Compensation Plan upon the consummation of the Offer and under the 401(k) Plan on the first to occur of (i) the date which is 120 days thereafter, provided that the participant is then employed and (ii) the date the employment of such participant is terminated without cause after the consummation of the Offer and prior to the date which is 120 days thereafter. In addition, the amendment to the Executive Retirement Plan deleted a provision thereof requiring the forfeiture of a participant's benefits upon the termination of such participant's employment by the Company for cause.

     Retiree Health Benefits. On May 5, 1998, the Board of Directors approved the DEKALB Genetics Corporation Retiree Health Care Plan (the "Retiree Health Care Plan") which guarantees that medical benefits provided by the Company, together with those provided by the health care plan operated by the Employees' Mutual Welfare Association (the "EMWA Plan"), to former or current employees who are, or within the 12-month period following the consummation of the Offer become, eligible to receive such benefits under the EMWA Plan as retirees (including those who would be eligible but for not having terminated employment), and to certain other current and former employees of the Company, including in each case executive officers of the Company, and the dependents of such former and current employees, will continue to be provided at least generally at the same level of benefits as provided by the EMWA Plan as of the date of adoption of the Retiree Health Care Plan.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors has furnished the following report on executive compensation (including the compensation of the chief executive officer (the "CEO")):

     With input on competitive and recommended practices from external independent consultants, the Compensation Committee of the Board of Directors has overseen the development and implementation of Company compensation programs which seek to enhance Company profitability and shareholder value. The Company's objective is to closely align the senior managers' (including the CEO's) financial interests with those of the Company's shareholders. The Company subscribes to a total compensation theory in which base salary, annual bonus, benefits, perquisites and long-term incentives as components of the compensation package are considered individually and in total. The Company considers three factors in determining the levels and proportions of these compensation components for executive managers (including the CEO).

     The most important element is the Company's past and expected financial performance and whether bonus payments are consistent with shareholder return. Primary factors in determining shareholder return are net earnings and the accomplishment of specific strategic objectives that will enhance earnings and asset return. These specific strategic objectives include goals such as market share gains, new product development, strategic plan development and marketing plan accomplishment.

     Secondly, consideration is given to the competitive practice of like-sized companies and similar industries for paying positions with equivalent responsibilities. The primary general industry compensation surveys used are conducted by Towers Perrin and ECS. Emphasis is placed on companies comparable in size to the Company.

     The Company's compensation goal is to target its executives (including the CEO) to be paid competitive rates when performance expectations are met and above competitive levels when expectations are exceeded. The Company targets its executives (including the CEO) to be paid between the 50th and 75th percentile of competitive rates when performance expectations are met and above competitive levels (75th percentile or higher) when performance expectations are exceeded. As a guideline, no bonus will be awarded until a significant portion (generally 70 to 90 percent) of the related objective has been reached. At that level of performance, approximately 50 percent of bonus target will be paid. Bonus payments will increase until 100 percent of target is paid at 100 percent objective accomplishment. Performance in excess of the objective will earn a bonus payment over target. Where the circumstances warrant, the Committee reserves the right to make special bonus awards. Base salaries are normally at or about the 50th percentile of competitive practice. The portion of annual cash compensation subject to performance bonus accomplishment is normally at or greater than the competition.

     Finally, internal pay equity within the Company between executive positions is considered. Individual performance, responsibility level and length of time in position are all factors in determining placement within the appropriate salary range. Major determinants of responsibility level are size of assets managed and the ability to influence profitability.

     Based upon the Company's current level of compensation, it is not necessary to adopt a policy at this time with respect to Section 162(m) of the Code. The Committee will continue to monitor the Company's compensation levels and adopt necessary policies as it deems appropriate.

     Criteria for determining fiscal 1998 annual performance bonuses for the Named Executive Officers (including the CEO) included earnings, profit contribution, market share and specific individual objectives.

     The following table summarizes fiscal 1998 bonus opportunities and criteria for the Named Executive Officers:

                                                                CRITERIA AS A PERCENT OF BONUS TARGET
                                         1998 BONUS TARGET    -----------------------------------------
                                           AS PERCENT OF          NET
                                            TOTAL CASH         CORPORATE       SEGMENT      INDIVIDUAL
NAME                                       COMPENSATION       PERFORMANCE    PERFORMANCE    PERFORMANCE
----                                     -----------------    -----------    -----------    -----------
Bruce P. Bickner.......................         44%               75%            10%            15%(1)
Richard O. Ryan........................         46%               80%            20%            --
Richard T. Crowder.....................         35%               25%            75%            --
John H. Witmer, Jr.....................         32%               75%            --             25%(2)
Catherine J. Mackey....................         31%               45%            25%            30%(3)

---------------
(1) Included an objective on a Strategic Research Plan, and DEKALB Swine
    Breeders.

(2) Included objectives on intellectual property.

(3) Included an objective on STP hybrids.

     Certain members of the Committee, in their capacity as the DEKALB Genetics Corporation Long-Term Incentive Plan Administrative Committee, periodically grant key employees, including the Named Executive Officers, awards under the Company's Long-Term Incentive Plan ("LTIP"). The LTIP provides the flexibility to grant longer term incentives in a variety of forms including stock options, stock appreciation rights and restricted stock. The Committee currently views stock options and performance unit grants, which the Committee also grants from time to time (the only awards currently outstanding), as the best long term incentive vehicles to ally the interests of management and shareholders. In awarding stock options and performance units, the Committee reviews and approves individual recommendations made by the Chief Executive Officer and the President. The Committee in turn determines the awards for the CEO and the President.

     Factors used in determining individual award size are competitive practice (awards needed to attract and retain management talent), rank within the Company (internal equity), responsibility for asset management (size of job) and ability to affect profitability. In each individual case, previous option and performance unit grants are considered in determining the size of new awards.

     The Committee, as it deems appropriate, seeks outside professional counsel on the value, size, term and criteria of awards. Towers Perrin was retained in this capacity in fiscal 1998.

     The foregoing Compensation Committee Report has been furnished by:

                                          H. Blair White, Chairman
                                          Tod R. Hamachek
                                          John T. Roberts

                   COMPARISON OF CUMULATIVE FIVE-YEAR RETURNS
           ASSUMES $100 INVESTED ON 9/1/93 AND DIVIDEND REINVESTMENT COMPARISON OF 5-YEAR RETURNS CHART

                                  DEKALB         PEER GROUP       PEER GROUP      BROAD MARKET
                                GENETICS B      ($1-2BB)(1)      ($3-4BB)(1)       (NYSE)(2)
SEP-93                               100              100              100              100
SEP-94                            131.44              103           104.38           106.65
SEP-95                            165.93           120.26           122.41           121.52
SEP-96                            411.07            132.5           136.93           143.11
SEP-97                            997.79           171.89           157.05           194.39
SEP-98                           2206.85           130.13           123.76              202

---------------
(1) There are no published industry or line of business indices that parallel the Company's primary business endeavors, nor is there a group of publicly-traded companies in the same business lines. Therefore, an index of all New York Stock Exchange traded companies with a market capitalization of $3 billion to $4 billion (excluding financial institutions) was selected as the Peer Group Index (70 companies). The index is weighted for relative market capitalization. The Peer Group Index used in last year's Proxy Statement was an index of all NYSE traded companies with a market capitalization of $1 billion to $2 billion (excluding financial institutions) (230 companies). Because the Company's market capitalization exceeded $2 billion on August 31, 1998, the table includes the new Peer Group Index and the old Peer Group Index for comparative purposes.

(2) The Company's Class B Common Stock is traded on the NYSE. Therefore, the NYSE Index is being used.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     H. Blair White, a director of the Company, is Of Counsel to the law firm of Sidley & Austin. Sidley & Austin provided legal services to the Company during the past year.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Directors and officers of the Company and persons having ten percent or more beneficial ownership of the Company's stock are required under Section 16 of the Exchange Act to report to the Securities and Exchange Commission their transactions in, and beneficial ownership of, the Company's Class A Common Stock, Class B Common Stock and other equity securities of the Company. Reports received by the Company during the last fiscal year indicate that Monsanto, an owner of at least 10 percent of the Company's stock, filed one late report relating to one transaction.

                              CERTAIN TRANSACTIONS

     On May 8, 1998, the Company entered into the Merger Agreement with Parent and the Purchaser, pursuant to which, among other things, the Purchaser commenced the Offer to acquire all of the Class A Common Stock and all of the Class B Common Stock of the Company for the Offer Price per Share. The Merger Agreement further provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation. As of the effective time of the Merger, each issued and outstanding Share (other than Shares owned by the Company, Parent, the Purchaser or their respective subsidiaries, which Shares will be cancelled, and other than Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive from the surviving corporation in cash the price per Share paid in the Offer.

     On January 31, 1996, the Company entered into a series of agreements with Parent, including an investment agreement and a collaboration agreement which provides for a long-term research and development collaboration with Parent in the field of agricultural biotechnology, particularly corn seed. The Company and Parent also entered into cross-licensing agreements covering insect-resistant and herbicide-tolerant corn products targeted to reach the market over the next few years.

     The Investment Agreement provides that if the Company issues new shares of its Class A Common Stock or Class B Common Stock pursuant to any of the Company's employee benefit plans, Parent may purchase from the Company a sufficient number of shares to maintain its permitted percentage ownership of Class A Common Stock and Class B Common Stock. During the second quarter of fiscal 1997 and the first quarter of fiscal 1998, the Company completed two sales of equity to Parent pursuant to such provisions. Parent purchased from the Company 24,102 (after taking into account the two-for-one stock split that was made to shareholders of record on July 25, 1997) and 156,024 newly issued shares of Class B Common Stock at aggregate prices of $590,725 and $6,299,957, respectively. As provided in the Investment Agreement, the price for the shares was based upon a specified twenty-day average closing price on the applicable securities exchange for the Class B Common Stock.

     The collaboration agreement between the Company and Parent has an initial term of 10 years and includes a series of cash payments from Parent to the Company originally aggregating $19,500,000 over the initial term. In 1998, the collaboration agreement was amended to accelerate the payments into earlier years and to reduce the aggregate amount to $18,500,000. The amendment did not materially change the net present value of the payments, however. During fiscal 1998, Parent paid $6,000,000 to the Company under the collaboration agreement.

     As part of the cross license agreements entered into between Parent and the Company, each party has an obligation to share with the other certain royalties and technology fees it receives that are related to seed corn that contains the applicable insect resistance or herbicide tolerance. The Company estimates a net payment from Parent of approximately $3,300,000 under the licenses for sales during fiscal 1998.

     The Company sold soybean products for which the Company collected a royalty or technology fee on behalf of Parent from the ultimate purchaser of the products, but was not entitled to share the net proceeds with Parent. For sales during fiscal 1998, the Company paid Parent approximately $11,000,000 for such products, net of certain service fees the Company was permitted to retain. The Company and subsidiaries of

Parent also purchased germplasm, seed and specialty corn products from each other. The Company paid Parent a net of approximately $1,800,000 as a result thereof. The Company believes that the terms of each of the agreements pursuant to which such payments were made were at least comparable to the terms Parent and the Company provided to other seed companies, as the case may be.

     Also, in an effort to increase available supplies of certain seeds to farmers in fiscal 1998, Parent paid to the Company approximately $5,750,000 to help cover the Company's incremental winter production costs.

                         CERTAIN SHAREHOLDER AGREEMENTS

     The following describes certain provisions of (i) a Voting Trust Agreement (the "Voting Trust Agreement") among each of Douglas C. Roberts, Virginia Roberts Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts (the "Voting Trustees"), individually and as trustees of trusts created for the benefit of their spouses or children (the Voting Trustees and such trusts being referred to as the "Shareholders"), (ii) a Roberts Family Shareholder Agreement among the Shareholders, (iii) a Stockholders' Agreement (the "Monsanto Stockholders' Agreement") among the Shareholders and Parent and (iv) a Stockholders Agreement (the "1998 Stockholders Agreement") among Parent and the Shareholders entered into in connection with the pending acquisition of the Company by Parent. The following descriptions are only a summary of certain provisions of such agreements and are qualified in their entirety by reference to the agreements themselves which are incorporated herein by reference and a copy or form of which has been filed with the Commission.

VOTING TRUST AGREEMENT

     Pursuant to the terms of the Voting Trust Agreement, the shares of Class A Common Stock listed above under "Security Ownership of Management" as being beneficially owned by the Voting Trustees were transferred to the Voting Trustees for deposit pursuant to the Voting Trust Agreement, and the Voting Trustees issued trust certificates ("Trust Certificates") in respect of such shares. The Voting Trust Agreement provides that any Shareholder who subsequently acquires any shares of Class A Common Stock of the Company will deposit such shares with the Voting Trustees to be held pursuant to the Voting Trust Agreement (any shares deposited with the Voting Trustees pursuant to the Voting Trust Agreement are referred to as "Subject Shares").

     The Voting Trust Agreement provides that the Voting Trustees have full right and power to vote all Subject Shares upon all matters submitted to a vote or consent of shareholders of the Company and that the Voting Trustees will vote all Subject Shares as a unit in accordance with the determination of a majority of the Voting Trustees, except that with respect to the Investment Agreement Matters (as defined herein under "-- Monsanto Stockholders' Agreement") or business combinations (as defined in the Monsanto Stockholders' Agreement) involving the Company ("Company Business Combinations"), the Voting Trustees will vote in accordance with the instructions of holders of Trust Certificates or, if no instructions are given, in accordance with the recommendation of the Board of Directors of the Company.

     All dividends or distributions upon the Subject Shares will be paid by the Voting Trustees to the holders of Trust Certificates ratably based on the number of Subject Shares reflected on the Trust Certificates, except that any dividend or distribution of voting stock of the Company will be deposited pursuant to the Voting Trust Agreement.

     The Voting Trustees have no power to sell or otherwise dispose of any Subject Shares, except that the Voting Trustees are required to tender or exchange Subject Shares in accordance with the terms of any tender or exchange offer if (i) the Voting Trustees are so instructed by the holder of the Trust Certificate for such Subject Shares and (ii) such tender or exchange offer, if consummated, would result in the beneficial ownership by a group or person of all of the shares of Class A and Class B Common Stock and the Company has previously published its position or recommendation with respect to such tender or exchange offer pursuant to applicable rules under the Exchange Act (any such tender or exchange offer described in this clause (ii) being referred to as a "Qualifying Tender Offer").

     The Voting Trust Agreement will terminate with respect to any Subject Share on the earliest to occur of (i) the withdrawal of such Subject Share in accordance with the provisions of the Roberts Family Shareholder Agreement, (ii) the written agreement of all Voting Trustees and (iii) when the voting of such Subject Share ceases to be vested in the Voting Trustees.

ROBERTS FAMILY SHAREHOLDER AGREEMENT

     The Roberts Family Shareholder Agreement provides that no Shareholder will sell, withdraw from the Voting Trust Agreement or otherwise dispose of any interest in Subject Shares except as provided in the Roberts Family Shareholder Agreement. Each Shareholder has agreed not to sell, convey, transfer, assign or otherwise dispose of ("transfer") any interest in any Class A Common Stock or other voting common or voting preferred stock of the Company, any option, warrant or other right to acquire Class A Common Stock or such other voting stock or any security exchangeable for or convertible into Class A Common Stock or such other voting stock (collectively, "Company Voting Stock"), unless such Shareholder has withdrawn the Subject Shares from the Voting Trust Agreement after compliance with the procedures described in the following paragraph.

     Any Shareholder desiring to withdraw Subject Shares from the Voting Trust Agreement must give written notice to the other Shareholders, each of whom will then have an option to purchase his or her pro rata portion of such Subject Shares at a market price based on a thirty day average of the daily closing prices for the Class B Common Stock on the New York Stock Exchange (or, if there is no such market price, an appraised value for such Subject Shares). If such other Shareholders have not elected to acquire all of such Subject Shares, then each Shareholder who elected to acquire Subject Shares will have a further option to purchase his or her pro rata portion of the Subject Shares which such other Shareholders have not elected to acquire. Any Subject Shares not acquired by such other Shareholders after such further option may be withdrawn from the Voting Trust Agreement and will no longer be subject to the Roberts Family Shareholder Agreement.

     The Roberts Family Shareholder Agreement provides that the restrictions on transfer therein will not apply to certain permitted transfers ("Permitted Transfers") specified therein, including (i) certain pledges of Company Voting Stock, (ii) a transfer of Company Voting Stock to other Shareholders or their spouses, descendants or certain other trusts or other entities, (iii) any exchange, conversion or transfer of Company Voting Stock in connection with a Company Business Combination, other than any agreement to transfer prior to the Company's execution of an agreement with respect to such Company Business Combination or (iv) any tender or exchange in accordance with the terms of a Qualifying Tender Offer.

     The Roberts Family Shareholder Agreement will terminate on January 31,
2006.

MONSANTO STOCKHOLDERS' AGREEMENT

     The Monsanto Stockholders' Agreement was entered into in connection with a series of agreements between the Company and Parent described above under "Certain Transactions," including the Investment Agreement.

     The Investment Agreement provides, among other things, that (i) Parent was entitled to nominate one member to the Company's Board of Directors (pursuant to such provision Robert T. Fraley was appointed to the Board on April 16, 1996) and that Parent could nominate for election at the Company's 1997 annual meeting of stockholders, an additional member (pursuant to such provision William M. Ziegler was elected) to the Company's Board (any such nominee or nominees being referred to as "Monsanto Nominees"), (ii) the By-Laws of the Company were amended to (a) state that the primary business of the Company is the research-based production, marketing, licensing and sale of agronomic seed, including both technology related thereto and products derived therefrom, (b) state that the use of voting securities by the Company to facilitate strategic collaborations is in the Company's best interests (but as to any one strategic collaboration the maximum amount of voting securities of the Company to be issued to any individual, entity or group will not exceed 10% of the voting securities of the Company then outstanding) and (c) prohibit the Company from acquiring any business or assets outside of such primary business that would constitute a substantial part (as defined in the Investment Agreement) of the Company; provided that such By-Law amendments permit the Company to change its primary business, issue voting securities to facilitate a strategic collaboration or acquire any business outside of such primary business unless three of the members of the Board vote against the resolution relating to such change or transaction (such By-Law provisions described in this clause (ii) being referred to as the "By-Law Provisions") and (iii) while Parent beneficially owns either 5% of the Class A Common Stock or 20% of the Class B Common Stock, if the Company proposes to issue for cash (subject to specified limitations) any shares of Common Stock, securities convertible into such shares or options, warrants or rights to acquire such shares ("Equity"), Parent will have the right to purchase all or any portion of its pro rata share of such Equity on the terms set forth in the Investment Agreement (the provisions described in this clause (iii) being referred to as the "Equity Purchase Provisions" and the provisions described in clauses (i), (ii) and (iii) being referred to as the "Investment Agreement Matters"). Pursuant to the Merger Agreement, the Company has agreed that the By-Law Provisions will be eliminated in their entirety immediately upon the acquisition of Shares in the Offer.

     The Monsanto Stockholders' Agreement provides that each Shareholder will use best efforts to attend each stockholder meeting for purposes of establishing a quorum and will vote all of its shares of any voting stock of the Company ("Voting Stock") in favor of any Monsanto Nominee recommended by the Board of Directors of the Company, provided that such Monsanto Nominee is reasonably satisfactory to the Company. In addition, the Monsanto Stockholders' Agreement provides that each Shareholder will not, without the consent of Parent, initiate any action that would result in the amendment of the By-Law Provisions and that each Shareholder will vote its Voting Stock in favor of any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with the Equity Purchase Provisions.

     The Monsanto Stockholders' Agreement provides that except for certain permitted transfers, no Shareholder may transfer any interest in its Voting Stock except as provided by the Monsanto Stockholders' Agreement, and that, with limited exceptions, no Shareholder will convert any Class A Common Stock to Class B Common Stock until such time as such Shareholder has entered into a binding agreement to sell or convey such Class B Common Stock to a third party.

     If any Shareholder desires to transfer any interest in its Voting Stock (other than certain permitted transfers) such Shareholder will make a written offer to Parent (a "Shareholder Offer") to purchase such Voting Stock and Parent will have the option to purchase all but not less than all of such Voting Stock for the price and upon the terms upon which such Shareholder proposes to transfer such Voting Stock. If Parent rejects the Shareholder Offer, Parent has the exclusive right for a period of time to propose alternative terms for such purchase. If Parent does not accept the Shareholder Offer and Parent and such Shareholder have not otherwise reached an agreement regarding such purchase within such time period, then such Shareholder may offer and sell such Voting Stock to any person or entity on terms that are at least as favorable to such Shareholder as those set forth in the Shareholder Offer or those offered by Parent in any counteroffer.

     In the event of any involuntary transfer of any Voting Stock (other than certain permitted transfers), Parent will have an exclusive option to purchase all but not less than all of the Voting Stock subject to the involuntary transfer in cash at a purchase price (i) based on a thirty day average of the daily closing prices for the Class B Common Stock on the New York Stock Exchange or (ii) if the Voting Stock is not Class A Common Stock or if the Class B Common Stock is not publicly traded, based on the fair market value thereof determined by an investment banking firm.

     The Monsanto Stockholders' Agreement is effective until the earlier of (i) the termination of the collaboration agreement entered into between the Company and Parent (except if it is terminated by reason of a material breach thereof by the Company or by reason of a governmental decree caused by voluntary action of the Company), (ii) Parent owning less than 5% of the outstanding Class A Common Stock or less than 50% of the highest percent of the outstanding Common Stock beneficially owned by Parent after completion of any purchases in the market of Class B Common Stock by Parent as permitted under the Investment Agreement during the one year period after the March 8, 1996 closing under the Investment Agreement (the "Closing"), (iii) the termination of the Investment Agreement or
(iv) the eleventh anniversary of the Closing or any subsequent anniversary of such Closing upon notice by Parent or a majority in interest of the Voting Stock by persons who are then Shareholders.

1998 STOCKHOLDERS AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, and as a condition to Parent's willingness to enter into the Merger Agreement, Parent and the Shareholders entered into the 1998 Stockholders Agreement with the Voting Trustees, individually and in his or her capacity as such Voting Trustee under the Voting Trust Agreement, and the registered holders of trust certificates, individually and in his or her capacity as such registered holder (the "Registered Holders").

     Voting and Tender. Contemporaneously with the execution and delivery of the 1998 Stockholders Agreement, each Registered Holder provided certain written instructions to the Voting Trustees (the "Voting and Tendering Instructions"). The Voting and Tendering Instructions instruct the Voting Trustees, in accordance with the provisions of the Voting Trust Agreement, to take the following actions on behalf of the Registered Holders: (a) at any duly noticed meeting of the stockholders of the Company called to vote upon the Merger Agreement and the transactions contemplated thereby or at any adjournment thereof (or in any other circumstances under which a vote, consent or approval with respect to the Merger Agreement and the transactions contemplated thereby is sought), to vote all of the 2,671,650 Shares of Class A Common Stock held of record by the Voting Trustees pursuant to the Voting Trust Agreement (the "Voting Trust Shares") in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby; (b) to be present (in person or by proxy) at any duly noticed meeting of the stockholders of the Company or at any adjournment thereof (or in any other circumstances under which vote, consent to approval is sought) with respect to any Business Combination (as such term is defined in the 1998 Stockholders Agreement) other than the Merger and to vote (or cause to be voted) all of the Voting Trust Shares against any such Business Combination; and (c) to tender as soon as practicable (and in any event not later than two business days prior to the first scheduled expiration date of the Offer) all of the Voting Trust Shares pursuant to the Offer and not to withdraw such tendered shares. The Voting and Tendering Instructions are irrevocable.

     Pursuant to the 1998 Stockholders Agreement, the Voting Trustees and Registered Holders have agreed, among other things, that so long as the 1998 Stockholders Agreement is in effect, the Voting Trustees will cast such votes, consents or other approvals and take or cause such actions in accordance with the Voting and Tendering Instructions. In addition, pursuant to the 1998 Stockholders Agreement, the Voting Trustees have agreed not to take any action inconsistent with the Voting and Tendering Instructions, and each Registered Holder has agreed not to take any action that would amend or nullify the Voting and Tendering Instructions or in any way restrict or limit the performance of such Registered Holder's obligations under the 1998 Stockholders Agreement or the consummation of the transactions contemplated by the Merger Agreement.

     The 1998 Stockholders Agreement further provides for, among other things, during the term of the 1998 Stockholders Agreement: (i) restrictions on the transfer of any Voting Trust Shares or the taking of certain actions with respect to such Voting Trust Shares, other than pursuant to the Offer, the Merger or the 1998 Stockholders Agreement; (ii) the prompt deposit of Shares acquired upon exercise of options held by certain of the Registered Holders (the "Voting Trust Option Shares") into the trust governed by the Voting Trust Agreement such that, thereafter, the Voting Trust Option Shares shall be deemed Voting Trust Shares for purposes of the 1998 Stockholders Agreement; (iii) with respect to certain other agreements governing the relationship among the Voting Trustees and the Registered Holders (as such agreements are collectively defined in the 1998 Stockholders Agreement, the "Family Shareholder Agreements"), further assurances by the Voting Trustees and the Registered Holders to amend the Family Shareholder Agreements to the extent necessary (and not to otherwise amend such Family Shareholder Agreements) so that each Registered Holder and Voting Trustee can fully perform its obligations under the 1998 Stockholders Agreement; and (iv) the taking of certain actions by the Voting Trustees and Registered Holders in order to effectuate the terms of the 1998 Stockholders Agreement. The 1998 Stockholders Agreement also provides, among other things, for the making of certain representations by each of the Registered Holders, the Voting Trustees and Parent.

     Irrevocable Proxy. The Voting Trustees have also granted to Parent an irrevocable proxy to vote the Voting Trust Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against (i) actions or proposals that could reasonably be expected to result in (x) any material breach of the Merger Agreement or (y) any of the closing conditions set forth in the Merger Agreement not being fulfilled, (ii) any Business Combination (other than the Merger and the transactions contemplated by the Merger Agreement) and (iii) other extraordinary corporate transactions which would prevent or delay the Merger or the transactions contemplated by the Merger Agreement.

     No Solicitation. The Voting Trustees and the Registered Holders have agreed in the 1998 Stockholders Agreement not to (a) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as such term is defined in the 1998 Stockholders Agreement) or (b) participate in any discussions or negotiations regarding, or furnish to any person information with respect to, or take any action that could reasonably be expected to lead to, any Takeover Proposal.

     Termination. The 1998 Stockholders Agreement will terminate at the effective time of the Merger. In addition, the 1998 Stockholders Agreement may be terminated: (a) by mutual written consent of Parent and a majority of the Voting Trustees; (b) by Parent if (i) the Merger Agreement has terminated in accordance with its terms or (ii) in the event that (x) any of the representations and warranties of the Voting Trustees or the Registered Holders in the 1998 Stockholders Agreement shall not be true and correct in all material respects or (y) any of the Voting Trustees or the Registered Holders shall have failed to perform in any material respect any material covenant to be performed by any Voting Trustee or Registered Holder under the 1998 Stockholders Agreement and in the case of (x) or (y) such untruth or incorrectness or such failure cannot be or has not been cured within thirty days after notice thereof; or (c) by a majority of the Voting Trustees, if none of the Voting Trustees or Registered Holders are in violation of their respective obligations under the 1998 Stockholders Agreement and (i) Parent or the Purchaser shall not have completed payment for all Shares tendered pursuant to the Offer and not withdrawn by the Outside Date (as defined in the Merger Agreement) for the Offer pursuant to the Merger Agreement, (ii) in the event that (x) any of the representations and warranties of Parent in the 1998 Stockholders Agreement shall not be true and correct in all material respects or (y) Parent shall have failed to perform in any material respect any material covenant to be performed by it under the 1998 Stockholders Agreement and in the case of (x) or (y) such untruth or incorrectness or such failure cannot be or has not been cured within thirty days after notice thereof, (iii) subject to the compliance by the Company with its obligations under the best efforts provisions of the Merger Agreement, any Governmental Entity (as defined in the Merger Agreement) has issued an order enjoining or prohibiting the Offer or the consummation of the transactions contemplated by the 1998 Stockholders Agreement or the Merger Agreement and such order has become final and nonappealable, and (iv) the Merger Agreement has terminated in accordance with its terms.